UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

St. Jude Medical, Inc.

File No. 001-12441 - CF#30018

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St. Jude Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 7, 2013.

Based on representations by St. Jude Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 99.1   through August 7, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Elizabeth M. Murphy
        Secretary